As filed with the Securities and Exchange Commission on October 10, 2002.
                                                                                                                                        Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM S-4
 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CenturyTel, Inc. (Exact name of registrant as specified in its charter)	Louisiana (State or other jurisdiction of incorporation or organization)	72-0651161 (I.R.S. Employer Identification No.)

100 CenturyTel Drive
Monroe, Louisiana 71203
(318) 388-9000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Harvey P. Perry
Executive Vice President, Chief Administrative Officer
and General Counsel
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, Louisiana 71203
(318) 388-9000
(Name, address, including zip code,
and telephone number, including
area code, of agent for service)
Copy to:
Kenneth J. Najder
Jones, Walker, Waechter, Poitevent, Carrére & Denégre, L.L.P.
201 St. Charles Avenue, 51st Floor
New Orleans, Louisiana 70170-5100
(504) 582-8000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.

               If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

               If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

               If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per note	Proposed maximum aggregate Offering price (1)	Amount of registration fee(1)
7.875% Senior Notes, Series L, due 2012	$500,000,000	100%	$500,000,000	$46,000
___________ (1) Determined solely for the purpose of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 10, 2002

PROSPECTUS

[CenturyTel, Inc.'s Logo
Here]

Offer to Exchange
$500,000,000 Registered 7.875% Senior Notes, Series L, due 2012
for
All Outstanding Unregistered 7.875% Senior Notes, Series L, due 2012

               We are offering to exchange 7.875% senior notes, Series L, due 2012 that we have registered under the Securities Act of 1933 for all of our outstanding 7.875% senior notes, Series L, due 2012. In this prospectus, we refer to our registered notes as the exchange notes and our outstanding senior notes as the outstanding notes. We refer to the exchange notes and the outstanding notes collectively as the notes, all of which are described further herein.

  We hereby offer to exchange all outstanding notes that are validly tendered and not withdrawn for an equal principal amount of exchange notes which are registered under the Securities Act of 1933.
  The exchange offer will expire at 5:00 p.m., New York City time, on               , 2002, unless extended.
  You may withdraw tenders of your outstanding notes at any time before the exchange offer expires.
  We will issue the exchange notes promptly after the exchange offer expires.
  We believe that the exchange of outstanding notes for exchange notes will not be a taxable event for federal income tax purposes, but you should read "Certain U.S. Federal Income Tax Consequences" beginning on page 35 for more information.
  We will not receive any proceeds from the exchange offer.
  No public market currently exists for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

               Owning the exchange notes involves risks that we describe in the "Risk Factors" section beginning on page 13.

____________________

            Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal described below states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

____________________

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

____________________

The date of this prospectus is                       , 2002

            NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CENTURYTEL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CENTURYTEL SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.

____________________

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS	iii
WHERE YOU CAN FIND MORE INFORMATION	iii
PROSPECTUS SUMMARY	1
RISK FACTORS	13
USE OF PROCEEDS	16
EARNINGS RATIOS	16
CAPITALIZATION	18
THE EXCHANGE OFFER	20
DESCRIPTION OF THE NOTES	27
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	35
PLAN OF DISTRIBUTION	37
LEGAL MATTERS	38
EXPERTS	38

FORWARD-LOOKING STATEMENTS

            Certain statements contained or incorporated by reference in this prospectus that are not historical facts are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Our actual results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:

  our ability to effectively manage our growth, including integrating newly acquired properties into our operations, hiring adequate numbers of qualified staff and successfully upgrading our billing and other information systems the risks inherent in rapid technological change

  the effects of ongoing changes in the regulation of the communications industry, including the final outcome of pending regulatory and judicial proceedings affecting communication companies generally the effects of greater than anticipated competition in our markets possible changes in the demand for, or pricing of, our products and services, including lower than anticipated demand for our newly offered products and services our ability to successfully introduce new product or service offerings on a timely and cost-effective basis the direct and indirect effects on our business resulting from the financial difficulties of other communications companies, including the effect on our ability to collect receivables from financially troubled carriers and our ability to access the capital markets on favorable terms, and the effects of more general factors, such as changes in interest rates, in the capital markets, in general market or economic conditions or in legislation, regulation or public policy.

            These factors, and others, are described in greater detail in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of the document in which they appear. Except for our obligations to disclose material information under the federal securities laws, we undertake no obligation to update any of our forward-looking statements for any reason.

WHERE YOU CAN FIND MORE INFORMATION

            We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov. You may also obtain certain information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

            We have filed a registration statement on Form S-4 and related exhibits with the SEC under the Securities Act. The registration statement may contain additional information that may be important to you. You may obtain a copy of the registration statement and exhibits from the SEC as indicated above.

            In this document, we "incorporate by reference" certain information that we file with the SEC, which means that we can disclose important information to you by referring to that information. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus. You should therefore read the information incorporated by reference in this prospectus with the same care you use when reading this prospectus. Certain information that we file later with the SEC will automatically update and supersede information incorporated by reference in this prospectus and information contained in this prospectus.

            We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

  Annual Report on Form 10-K for the year ended December 31, 2001.

  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002.

  Current Reports on Form 8-K filed on January 31, 2002, February 1, 2002, March 22, 2002, April 25, 2002, April 29, 2002, May 3, 2002, June 28, 2002, July 15, 2002, July 19, 2002, July 26, 2002, August 13, 2002 (two reports), August 14, 2002, August 22, 2002 and October 8, 2002.

  All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

            At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing us at 100 CenturyTel Drive, Monroe, Louisiana 71203, Attention: Harvey P. Perry, or by telephoning us at (318) 388-9000. In addition, so long as any notes remain outstanding as "restricted securities" within the meaning of Rule 144 under the Securities Act, we will make available to any holder of notes, upon request, at the same address and phone number, information as is necessary to permit sales pursuant to Rule 144 and Rule 144A under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act.

PROSPECTUS SUMMARY

            This summary highlights selected information from this prospectus and is not intended to contain all of the information that may be important to you. You should read the entire prospectus and the documents to which we have referred you As used in this prospectus, the terms "CenturyTel," "we," "our" and "us" refer to CenturyTel, Inc., and not any of its subsidiaries (unless the context requires and except under the heading "CenturyTel" immediately below, where such terms refer to the consolidated operations of CenturyTel, Inc. and its subsidiaries).

CenturyTel

            We are a regional integrated communications company. We are primarily engaged in providing local telephone communications services in 22 states. We also provide long distance, Internet, competitive local exchange, broadband data, security monitoring, and other communications and business information services. As described further below, we recently sold our wireless communications business. For the year ended December 31, 2001, local telephone services provided 90% of our consolidated revenues from continuing operations.

            Our principal offices are located at 100 CenturyTel Drive, Monroe, Louisiana 71203, telephone number: (318) 388-9000.

Operations

            Telephone operations. Based on published sources, we believe that we are currently the eighth largest local exchange telephone company in the United States, measured by the number of telephone access lines served. At August 31, 2002, our telephone subsidiaries served approximately 2.4 million access lines in 22 states, primarily in rural, suburban and small urban communities. All of our access lines are served by digital switching technology, which in conjunction with other technologies allows us to offer additional premium services to our customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

            The following table sets forth information with respect to our access lines as of August 31, 2002:
State	Number of Access Lines	Percent of Access Lines
Wisconsin	495,690(1)	20.3%
Missouri	484,998(2)	19.9%
Alabama	295,662	12.1%
Arkansas	270,703	11.1%
Washington	189,465	7.8%
Michigan	116,045	4.7%
Louisiana	104,562	4.3%
Colorado	97,282	4.0%
Ohio	84,455	3.5%
Oregon	77,464	3.2%
Montana	66,272	2.7%
Texas	49,474	2.0%
Minnesota	31,179	1.3%
Tennessee	27,574	1.1%
Mississippi	24,105	1.0%
New Mexico	6,550	—(3)
Idaho	6,074	—(3)
Wyoming	5,526	—(3)
Indiana	5,480	—(3)
Iowa	2,082	—(3)
Arizona	1,980	—(3)
Nevada	506	—(3)
	2,443,128	100%

__________

(1)    Approximately 62,020 of these lines are owned and operated by CenturyTel's 89%-owned affiliate.

(2)    Approximately 130,995 of these lines are owned and operated by CenturyTel's 75.7%-owned affiliate.

(3)    Represents less than 1%.

_______________

            Our telephone subsidiaries are installing fiber optic cable in certain of our high traffic markets and have provided alternative routing of telephone service over fiber optic cable networks in several strategic operating areas. At August 31, 2002, our telephone subsidiaries had approximately 13,800 miles of fiber optic cable in use.

            Other operations. We also provide long distance, Internet, competitive local exchange, broadband data, and security monitoring in certain local and regional markets, as well as certain printing and related business information services. At August 31, 2002, our long distance business served approximately 572,100 customers in certain of our markets, and we provided Internet access services to a total of approximately 167,200 customers, 128,900 of which received traditional dial-up Internet service and 38,300 of which received retail DSL services.

            In late 2000, we began offering competitive local exchange telephone services, coupled with long distance, Internet access and other services, to small to medium-sized businesses in Monroe and Shreveport, Louisiana, and in late 2001, we began offering similar services in Grand Rapids and Lansing, Michigan.

Acquisitions and Dispositions

            Wireline acquisitions. On July 1, 2002, we completed the purchase of assets comprising all of the local exchange telephone operations of Verizon Communications, Inc. ("Verizon") in the state of Alabama for approximately $1.020 billion in cash. The assets purchased include (i) all telephone access lines (which numbered nearly 300,000 at the time of purchase) and related property and equipment comprising Verizon's local exchange operations in 90 exchanges in predominantly rural markets throughout Alabama, (ii) Verizon's assets used to provide DSL and other high speed data services within the purchased exchanges and (iii) approximately 1,400 route miles of fiber optic cable within the purchased exchanges. The acquired assets do not include Verizon's wireless, long distance, dial-up Internet, or directory publishing operations, or rights under various Verizon contracts, including those relating to customer premise equipment. We did not assume any liabilities of Verizon other than (i) those associated with contracts, facilities and certain other assets transferred in connection with the purchase and (ii) certain employee-related liabilities, including liabilities for postretirement health benefits.

            On August 31, 2002, we completed the purchase of assets comprising all of Verizon's local exchange telephone operations in the state of Missouri for approximately $1.177 billion in cash. The assets purchased include (i) all telephone access lines (which numbered approximately 354,000 at the time of purchase) and related property and equipment comprising Verizon's local exchange operations in 98 exchanges in predominantly rural and suburban markets throughout Missouri, several of which are adjacent to properties that we have owned and operated since 2000, (ii) Verizon's assets used to provide DSL and other high speed data services within the purchased exchanges in Missouri and (iii) an aggregate of approximately 1,400 route miles of fiber optic cable within the purchased exchanges in Missouri. Our agreement with Verizon relating to assets retained by Verizon and liabilities assumed by us in the transaction are the same as those described above for the Alabama purchase.

            Wireless operations divestiture. On August 1, 2002, we completed the sale of substantially all of our wireless operations to an affiliate of ALLTEL Corporation ("Alltel"). We agreed on March 19, 2002 to sell our wireless operations to Alltel for $1.65 billion in cash. Due to a cross-ownership restriction that precluded the sale of one minority-owned market, we received approximately $1.593 billion in connection with the transaction (which we expect to be $1.268 billion after tax). Alltel has agreed to purchase this minority interest from us for approximately $68 million, if, among other things, the FCC waives the cross-ownership restriction prior to February 1, 2003. No assurance can be given that this sale will occur.

            In connection with this transaction, we divested our (i) interests in our majority-owned and operated cellular systems, which at June 30, 2002 served approximately 783,000 customers and had access to approximately 7.8 million pops, (ii) minority cellular equity interests representing approximately 1.8 million pops at June 30, 2002, and (iii) licenses to provide Personal Communications Services covering approximately 1.3 million pops in Wisconsin and Iowa.

            Future acquisitions. We continually evaluate the possibility of acquiring additional communications assets in exchange for cash, securities or both, and at any given time may be engaged in discussions or negotiations regarding additional acquisitions. We generally do not announce our acquisitions until we have entered into a preliminary or definitive agreement. Over the past few years, the number and size of communications properties on the market has increased substantially. Although our primary focus will continue to be on acquiring interests near our properties or that serve a customer base large enough for us to operate efficiently, we may also acquire other communications interests and these acquisitions could have a material impact upon CenturyTel.

Funding Commitments

            On October 15, 2002, we are committed to redeem $400 million principal amount of our remarketable debt securities at par value, plus an associated premium payment of approximately $71.1 million and accrued interest.  We are also committed in December 2002 to pay taxes estimated at $325 million resulting from the sale of our wireless operations. We plan to fund these redemption and tax payments by using cash on hand and borrowings under our $800 million of existing credit facilities.

_______________

            When used in this prospectus, (1) the term "FCC" means the Federal Communications Commission, (2) the term "DSL" means digital subscriber lines, through which we provide high-speed Internet service, and (3) the term "pops," whenever used with respect to wireless operations, means the population of licensed markets (based on independent third-party population estimates) multiplied by our proportionate equity interests in the licensed operators of those markets.

The Exchange Offer
Securities Offered .......................................................

We are offering to exchange the outstanding notes for the exchange notes in the aggregate principal amount of up to $500,000,000. The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the same indenture as the outstanding notes. The terms of the exchange notes and outstanding notes are identical in all material respects, except principally for certain provisions relating to additional interest and transfer restrictions.

The Exchange Offer ...................................................

The exchange notes are being offered in exchange for a like principal amount of outstanding notes. The outstanding notes may be exchanged only in integral multiples of $1,000. The issuance of the exchange notes is intended to satisfy our obligations contained in a registration rights agreement between us and the initial purchasers of the outstanding notes.

Resale of Exchange Notes ........................................

Based on interpretive letters of the SEC staff to third parties, we believe that you may resell and transfer the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes without compliance with the registration and prospectus delivery provisions of the Securities Act if, among other things:

  you are acquiring the exchange notes in the ordinary course of your business;
  you have no arrangement or understanding with any person to participate in the distribution of the exchange notes;
  you are not our affiliate (as defined in Rule 405 promulgated under the Securities Act); and
  you are not engaged in, and do not intend to engage in, the distribution of the exchange notes.

However, the SEC has not confirmed this treatment and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer.

If you fail to satisfy any of these conditions, you will be subject to the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the exchange notes and provide us with a signed acknowledgment of these obligations.

Expiration Date ...........................................................	The exchange offer expires at 5:00 p.m., New York City time, on , 2002, or such later date and time to which it is extended by us in our sole discretion (the "expiration date").

Conditions to the Exchange Offer ............................

Our obligation to consummate the exchange offer is subject to certain customary conditions. See "The Exchange Offer." We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of any such condition.

Withdrawal Right ........................................................

Tenders may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Procedure for Tendering Outstanding Notes..........

We issued the outstanding notes as global securities in fully registered form without coupons. Beneficial interests in the outstanding notes which are held by direct or indirect participants in The Depository Trust Company ("DTC") through uncertificated depositary interests are shown on, and transfers of the outstanding notes can be made only through, records maintained in book-entry form by DTC with respect to its participants. If you are a holder of an outstanding note held in the form of a book-entry interest and you wish to tender your outstanding notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent, on or prior to the expiration date:

  a written or facsimile copy of a properly completed and executed letter of transmittal and all other required documents to the address set forth on the cover page of the letter of transmittal; or
  a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

The exchange agent must also receive on or prior to the expiration date:

  a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent's account at DTC, in accordance with the procedure for book-entry transfers described in this prospectus under "The Exchange Offer – Exchange Offer Procedures – Book-Entry Transfer"; or
  the documents necessary for compliance with the guaranteed delivery procedures described in this prospectus under "The Exchange Offer - Exchange Offer Procedures."

Use of Proceeds ..........................................................	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.
Exchange Agent ..........................................................	Regions Bank is serving as the exchange agent in connection with the exchange offer.
United States Federal Income Tax Consequences......................................................

The exchange of outstanding notes pursuant to the exchange offer should not be a taxable event for United States federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations —The Exchange Offer."

Effect on Holders of Outstanding Notes..................

Upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement between us and the initial purchasers of the outstanding notes and, accordingly, the holders of the outstanding notes will have no further registration or other rights under the registration rights agreement, except under certain limited circumstances. See "The Exchange Offer – Terms of the Exchange." Holders of the outstanding notes who do not tender their outstanding notes in the exchange offer will continue to hold such outstanding notes and will be entitled to all rights and limitations thereto under the indenture. All untendered, and tendered but unaccepted, outstanding notes will continue to be subject to the restrictions on transfer provided for in such outstanding notes and the indenture. To the extent outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the outstanding notes could be adversely affected. See "Risk Factors – Risk Factors Relating to the Exchange Offer – Outstanding notes not exchanged for exchange notes will continue to be subject to restrictions on transfer and may become less liquid."

The Exchange Notes
Issuer ............................................................................	CenturyTel, Inc., a Louisiana corporation.
Notes Offered ..............................................................	$500 million aggregate principal amount of 7.875% Senior Notes, Series L, due 2012.
Maturity .......................................................................	August 15, 2012.
Ranking ........................................................................

The exchange notes will be our senior unsecured obligations. The exchange notes will rank senior to any of our future subordinated debt and equally in right of payment with all of our existing and future unsecured and unsubordinated debt. As of June 30, 2002, we had approximately $2.7 billion of unsecured and unsubordinated debt that would have ranked equally with the notes. We are a holding company and, therefore, the notes will be effectively subordinated to all existing and future obligations of our subsidiaries. As of June 30, 2002, the long-term debt of our subsidiaries was $523.5 million.

Certain Covenants.......................................................

The indenture governing the notes contains covenants that, among other things, will limit our ability to:

  incur, issue or create liens upon our property; and

  consolidate with or merge into, or transfer or lease all or substantially all of our assets to, any other party.

These covenants are subject to important exceptions and qualifications that are described under "Description of the Notes — Merger and Consolidation" and "— Limitations on Liens."

Interest .........................................................................	7.875% per year on the principal amount payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2003.
Optional Redemption .................................................

We may redeem some or all of the notes at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount thereof and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed discounted to the redemption date at the then current Treasury Rate plus 35 basis points, together with, in either case, any accrued and unpaid interest to the date of redemption as described under "Description of the Notes — Optional Redemption."

Form and Denomination ............................................

The exchange notes will be issued in denominations of $1,000 and any integral multiple of $1,000. The exchange notes will be represented by a single, permanent global note in fully-registered form without interest coupons. The global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC. Beneficial interests in any of the exchange notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances described in this prospectus.

Trading .........................................................................

The exchange notes will not be listed on any securities exchange or included in any automated quotation system. The initial purchasers of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and may discontinue any market-making activity with respect to the exchange notes at any time without notice.

Risk Factors

            You should carefully consider all of the information contained or incorporated by reference in this prospectus as well as the specific factors under "Risk Factors" beginning on page 13.

Summary Consolidated Financial Information and Operating Data
(Dollars, except per share amounts, in thousands)

            The summary consolidated financial information of CenturyTel set forth below has been derived from, and should be read in conjunction with, (i) our audited consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 incorporated by reference in this prospectus from our current report on Form 8-K dated March 19, 2002 and filed with the SEC on August 13, 2002, and (ii) our unaudited financial information as of and for the six months ended June 30, 2001 and 2002 incorporated by reference in this prospectus from our quarterly report on Form 10-Q for the quarter ended June 30, 2002. Our operating results for the six months ended June 30, 2001 and 2002 are not necessarily indicative of the results to be expected for any future periods.

	Year Ended December 31,			Six Months Ended June 30,

	1999	2000	2001	2001	2002

				(unaudited)
Income Statement Data:
Operating revenues:
Telephone	$ 1,126,112	$ 1,253,969	$ 1,505,733	$ 739,133	$ 753,230
Other	128,288	148,388	173,771	81,719	108,390
Total operating revenues	1,254,400	1,402,357	1,679,504	820,852	861,620
Operating expenses:
Cost of sales and operating expenses	600,038	671,992	826,948	407,968	436,877
Corporate overhead costs allocable to discontinued operations	19,416	21,411	20,213	9,958	9,932
Depreciation and amortization	280,223	322,817	407,038	199,408	186,231
Total operating expenses	899,677	1,016,220	1,254,199	617,334	633,040
Operating income	354,723	386,137	425,305	203,518	228,580
Interest expense	(150,557)	(183,302)	(225,523)	(119,061)	(104,805)
Income from continuing operations, net of tax	135,520	124,229	144,146	47,919	83,065
Discontinued operations, net of tax	104,249	107,245	198,885	153,044	66,465
Net income	239,769	231,474	343,031	200,963	149,530
Add: After-tax effect of goodwill amortization(1)	41,814	46,555	56,266	28,218	—
Net income, as adjusted	281,583	278,029	399,297	229,181	149,530
Basic earnings per share:
From continuing operations	$ 0.97	$ 0.88	$ 1.02	$ 0.34	$ 0.59
From continuing operations, as adjusted(1)	1.20	1.15	1.35	0.51	0.59
From discontinued operations	0.75	0.77	1.41	1.09	0.47
From discontinued operations, as adjusted(1)	0.83	0.84	1.48	1.12	0.47
Basic earnings per share	1.72	1.65	2.43	1.43	1.06
Basic earnings per share, as adjusted(1)	2.03	1.98	2.83	1.63	1.06
Diluted earnings per share:
From continuing operations	$ 0.96	$ 0.88	$ 1.01	$ 0.34	$ 0.58
From continuing operations, as adjusted(1)	1.18	1.13	1.34	0.50	0.58
From discontinued operations	0.74	0.76	1.40	1.08	0.47
From discontinued operations, as adjusted(1)	0.81	0.83	1.47	1.11	0.47
Diluted earnings per share	1.70	1.63	2.41	1.41	1.05
Diluted earnings per share, as adjusted(1)	1.99	1.96	2.81	1.61	1.05
Other Financial Data:(2)
Ratio of earnings from continuing operations to fixed charges and preferred stock dividends	2.45	2.07	2.00	1.61	2.19
Ratio of earnings from continuing operations, excluding nonrecurring items, to fixed charges and preferred stock dividends	2.39	2.12	1.89	1.72	2.33

	As of December 31,		As of June
			30,
	2000	2001	2002

Balance Sheet Data:			(unaudited)
Cash and cash equivalents	$ 11,407	$ 3,496	$ 302,070
Net property, plant and equipment	2,698,010	2,736,142	2,725,096
Assets held for sale	902,133	845,428	861,526
Total assets	6,393,290	6,318,684	6,637,308
Total debt (including short-term debt and current maturities of long-term debt)	3,472,954	3,096,334	3,182,585
Liabilities related to assets held for sale	152,332	148,870	171,680
Stockholders' equity	2,032,079	2,337,380	2,458,089

	As of December 31,			As of June 30, 2002

	1999	2000	2001
Operating Data (unaudited):
Local exchange access lines in service	1,272,867	1,800,565(3)	1,797,643	1,795,180
Long distance customers	303,722	363,307	465,872	536,394

__________

(1)

This adjustment reflects the after-tax effect of eliminating goodwill amortization in accordance with Statement of Financial Accounting Standard No. 142 ("SFAS 142"), which provides that, effective January 1, 2002, goodwill is no longer subject to amortization.

(2)	Calculated in the manner described in this prospectus under "Earnings Ratios."
(3)	Reflects our purchase of over 490,000 telephone access lines during 2000.

Summary Pro Forma Financial Data
(Dollars, except per share amounts, in thousands)

            The following tables set forth summary unaudited consolidated condensed pro forma financial information for the year ended December 31, 2001 and as of and for the six months ended June 30, 2002 that gives effect to our recently completed Verizon acquisitions and wireless operations divestiture. See "Prospectus Summary — CenturyTel — Acquisitions and Dispositions." This summary pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma consolidated condensed financial information, and the notes thereto, incorporated by reference in this prospectus from our current report on Form 8-K dated August 31, 2002 and filed with the SEC on October 8, 2002. Our wireless operations have been presented below as discontinued operations.

            We have prepared the pro forma financial information related to the Verizon acquisitions and the wireless divestiture based on various assumptions described in our current report on Form 8-K, including the assumption that each purchase and the divestiture occurred on January 1, 2001, for purposes of the income statement data, and June 30, 2002, for purposes of the balance sheet data. As explained further in our current report on Form 8-K, the pro forma information does not give effect to any potential revenue enhancements, cost reductions or other operating efficiencies that could result from the Verizon acquisitions.

            We have presented this summary pro forma information for illustrative purposes only. This information may not be indicative of the operating results or financial position that would have occurred if such pending transactions actually occurred on the dates indicated above and in accordance with the other assumptions described in our current report on Form 8-K, nor is it necessarily indicative of our future operating results or financial position. See "Risk Factors."
	Year Ended December 31, 2001

	As Reported		Pro Forma (unaudited)

	CenturyTel	Verizon Acquisitions(1)	Pro Forma Adjustments(2)	Pro Forma Consolidated
Income Statement Data:
Operating revenues:
Telephone	$ 1,505,733	$ 552,127	$ —	$ 2,057,860
Other	173,771	—	—	173,771
Total operating revenues	1,679,504	552,127	—	2,231,631
Operating expenses:
Cost of sales and operating expenses	826,948	233,108	14,900	1,074,956
Corporate overhead costs allocable to discontinued operations	20,213	—	—	20,213
Depreciation and amortization	407,038	81,498	—	488,536
Total operating expenses	1,254,199	314,606	14,900	1,583,705
Operating income	425,305	237,521	(14,900)	647,926
Interest expense	(225,523)	(21,388)	(43,642)	(290,553)
Income from continuing operations, net of tax	144,146	126,339	(35,125)	235,360
Discontinued operations, net of tax	198,885	—	(198,885)	—
Net income	343,031	126,339	(234,010)	235,360
Basic earnings per share:
From continuing operations	1.02			1.67
From continued operations, as adjusted(3)	1.35			2.00
From discontinued operations	1.41			—
From discontinued operations, as adjusted(3)	1.48			—
Basic earnings per share	2.43(4)			1.67
Basic earnings per share, as adjusted(3)	2.83			2.00
Diluted earnings per share:
From continuing operations	1.01			1.64
From continuing operations, as adjusted(3)	1.34			1.96
From continuing operations	1.40			—
From discontinued operations, as adjusted(3)	1.47			—
Diluted earnings per share	2.41(4)			1.64
Diluted earnings per share, as adjusted(3)	2.81			1.96
Other Financial Data (unaudited):
Ratio of earnings from continuing operations to fixed charges and preferred stock dividends(5)	2.00			2.30
Ratio of earnings from continuing operations, excluding nonrecurring items, to fixed charges and preferred stock dividends(5)	1.89			2.22

	Six Months Ended June 30, 2002 (unaudited)

	As Reported		Pro Forma

	CenturyTel	Verizon Acquisitions(1)	Pro Forma Adjustments(2)	Pro Forma Consolidated
Income Statement Data:
Operating revenues Telephone	$ 753,230	$ 266,314	$ —	$ 1,019,544
Other	108,390	—	—	108,390
Total operating revenues	861,620	266,314	—	1,127,934
Operating expenses:
Cost of sales and operating expenses	436,877	106,791	6,756	550,424
Corporate overhead costs allocable to discontinued operations	9,932	—	—	9,932
Depreciation and amortization	186,231	42,259	—	228,490
Total operating expenses	633,040	149,050	6,756	788,846
Operating income	228,580	117,264	(6,756)	339,088
Interest expense	(104,805)	(8,400)	(21,549)	(134,754)
Income from continuing operations, net of tax	83,065	66,581	(16,983)	132,663
Discontinued operations, net of tax	66,465	—	(66,465)	—
Net income	149,530	66,581	(83,448)	132,663
Basic earnings per share:
From continuing operations	0.59			0.94
From discontinued operations	0.47			—
	1.06			0.94
Diluted earnings per share:
From continuing operations	0.58			0.92
From discontinued operations	0.47			—
	1.05			0.92
Other Financial Data (unaudited):
Ratio of earnings from continuing operations to fixed charges and preferred stock dividends(5)	2.19			2.52
Ratio of earnings from continuing operations, excluding nonrecurring items, to fixed charges and preferred stock dividends(5)	2.33			2.63

	As of June 30, 2002 (unaudited)

	As Reported		Pro Forma

	CenturyTel	Verizon Acquisitions(1)	Pro Forma Adjustments(2)	Pro Forma Consolidated

Balance Sheet Data:(6) Net property, plant and equipment	$ 2,725,096	$ 639,686	$ —	$ 3,364,782
Total assets	6,637,308	869,340	277,326	7,783,974
Short-term debt and current maturities of long-term debt	432,397	—	—	432,397
Total debt (including short-term debt and current maturities of long-term debt)	3,182,585	—	655,000	3,837,585
Total stockholders' equity	2,458,089	—	578,154	3,036,243

__________

(1)

These amounts are based on special purpose financial statements of the Verizon operations acquired in the third quarter of 2002. In connection with these special purpose financial statements, Verizon made numerous assumptions and allocations where specific data was not available pertaining to the acquired assets. Because of the significant amount of allocations and estimates used to prepare these special purpose financial statements and because we will operate these assets under a different operating and management structure, they may not reflect the financial position and results of operations of the properties after we acquire them.

(2)

These amounts are based on our preliminary allocations of the aggregate Verizon purchase price in both acquisitions to the Verizon assets acquired. Our preliminary estimates of the fair value and useful lives of Verizon's non-current assets and liabilities are subject to change upon completion of our valuation analysis. To the extent that final allocations of the purchase price cause our annual depreciation and amortization expense to differ from that presented in the pro forma information, annual earnings per share will be affected by $.01 per share for every $2.4 million difference in annual depreciation and amortization expense. For more information, see "Risk Factors."

(3)	As adjusted to reflect the after-tax effect of eliminating goodwill amortization in accordance with SFAS 142.
(4)

 Our basic earnings per share and diluted earnings per share for the year ended December 31, 2001 was $1.72 and $1.70, after eliminating the effect of nonrecurring net gains associated with our wireless operations.

(5)	Calculated in the manner described in this prospectus under "Earnings Ratios."
(6)	For additional pro forma balance sheet data, see "Capitalization."

RISK FACTORS

In connection with the exchange offer, you should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this prospectus.

Risk Factors Relating To CenturyTel

        We have a substantial amount of indebtedness.

            Principally, as a result of our recent acquisitions, we have a substantial amount of indebtedness. See "Capitalization." This could hinder our ability to adjust to changing market and economic conditions, as well as our ability to access the capital markets to refinance maturing debt in the ordinary course. In connection with executing our business strategies, we are continuously evaluating the possibility of acquiring additional communications assets, and we may elect to finance acquisitions by incurring additional indebtedness. If we incur significant additional indebtedness, our credit ratings could be adversely affected. As a result, our borrowing costs could increase, our access to capital may be adversely affected and our ability to satisfy our obligations under the notes or our other indebtedness could be adversely affected.

        Our operations have undergone material changes, and our actual operating results will differ from the results indicated
         in our historical and pro forma financial statements.

            As a result of our recently completed Verizon acquisitions and wireless divestiture, our mix of operating assets differs materially from those operations upon which our historical financial statements are based. Consequently, our historical financial statements may not be reliable as an indicator of future results. Moreover, the pro forma financial information summarized and incorporated by reference in this prospectus, while helpful in illustrating certain effects of our recently completed transactions and related financings, does not attempt to predict or suggest future operating results. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described in such information, nor is it necessarily indicative of our future operating results or financial position.

            In particular, you should be aware that the pro forma information summarized and incorporated by reference in this prospectus reflects our preliminary allocations of the aggregate purchase price paid in the Verizon acquisitions to the Verizon assets acquired. Such preliminary allocations include the assumption that the fair value of property, plant and equipment will approximate the carrying value thereof on the applicable dates of acquisition. The preliminary estimates of the fair value of the noncurrent assets and liabilities are subject to change upon completion of our valuation analysis. To the extent that final allocations of the purchase price cause our annual depreciation and amortization expense to differ from that presented in the pro forma information, annual earnings per share will be affected by $.01 per share for every $2.4 million difference in annual depreciation and amortization expense. Thus, for example, if we ultimately allocate an additional $95.7 million of the aggregate purchase price to property, plant and equipment (representing a 15% increase in the amount that we have preliminarily allocated to such assets), our annual depreciation and amortization expense would increase by approximately $9.6 million (assuming a composite depreciation rate of 10%) and our annual earnings per share would decrease by approximately $.04 per share from the amounts presented in the pro forma information. For more information, see the notes to the pro forma information incorporated by reference herein.

        Our future results will suffer if we do not effectively manage our growth.

            We expect our future growth to come from acquiring additional telephone properties, expanding into new markets, providing service to new customers, increasing network usage and providing additional products and services. Our future growth depends, in part, upon our ability to:

  upgrade our billing and other information systems

  retain and attract technological, managerial and other key personnel to work at our Monroe, Louisiana headquarters and regional offices effectively manage our day to day operations while attempting to execute our business strategy of expanding our wireline operations and our emerging businesses realize the projected growth and revenue targets developed by management for our newly acquired and emerging businesses, and continue to identify new acquisition opportunities that we can finance, complete and operate on attractive terms.

            Our rapid growth poses substantial challenges for us to integrate new operations into our existing business, to successfully monitor our operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. If we are not able to meet these challenges effectively, our results of operations may be harmed.

        Our industry is highly regulated, and continues to undergo various fundamental regulatory changes.

            As a diversified full service incumbent local exchange carrier, or ILEC, we have traditionally been subject to significant regulation from federal, state and local authorities. This regulation restricts our ability to raise our rates and to compete, and imposes substantial compliance costs on us. In recent years, the communications industry has undergone various fundamental regulatory changes that have generally reduced the regulation of telephone companies and permitted competition in each segment of the telephone industry. These and subsequent changes could adversely affect us by reducing the fees that we are permitted to charge, altering our tariff structures, or otherwise changing the nature of our operations and competition in our industry. We are unable to predict the future actions of the various regulatory bodies that govern us, but such actions could materially affect our business.

        We face competition, which could adversely affect us.

            As a result of various technological, regulatory and other changes, the telecommunications industry has become increasingly competitive, and we expect these trends to continue. The number of companies that have requested authorization to provide local exchange service in our markets has increased in recent years, and we anticipate that others will take similar action in the future. As an ILEC, our competitors include competitive local exchange carriers, or CLECs, and other providers (or potential providers) of communications services, such as Internet service providers, wireless telephone companies, satellite companies, alternate access providers, neighboring ILECs, long distance companies and cable companies that may provide services competitive with ours or services that we intend to introduce. We cannot assure you that we will be able to compete effectively with all of these industry participants.

            We expect competition to intensify as a result of new competitors and the development of new technologies, products and services. We cannot predict which future technologies, products or services will be important to maintain our competitive position or what funding will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on how well we market our products and services, and on our ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect us differently from our competitors, new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

            Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. In addition, some of our competitors can raise capital at a lower cost than we can, and have substantially stronger brand names. Consequently, some competitors may be able to charge lower prices for their products and services, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the marketing and sale of their products and services than we can.

            While we expect our telephone revenues to grow as the economy improves, our internal telephone revenue growth rate has slowed in recent years and may continue to slow during upcoming periods.

        We could be harmed by the recent adverse developments affecting other communications companies.

            Recently, WorldCom, Inc. and several other large communications companies have declared bankruptcy or suffered financial difficulties. Consequently, we recorded a provision for uncollectible receivables, primarily related to the bankruptcy of WorldCom, Inc., in the amount of $15.0 million in the second quarter of 2002. Continued weakness in the communications industry could have additional future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

Risk Factors Relating to the Exchange Offer

        Outstanding notes not exchanged for exchange notes will continue to be subject to restrictions on transfer and may become less liquid.

            Holders of outstanding notes who do not participate in the exchange offer will continue to be subject to the restrictions on transfer of their outstanding notes as set forth in the legend thereon. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the outstanding notes under the Securities Act.

            Because we anticipate that most holders of outstanding notes will elect to exchange their outstanding notes, we expect that the liquidity of the market for any outstanding notes remaining after the completion of the exchange offer may be substantially reduced and thereby adversely affected.

        Restrictions and conditions may apply to the transfer of exchange notes under certain circumstances.

            Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such exchange notes. However, we do not intend to confirm this treatment with the SEC, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the exchange offer being made hereunder.

            Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, such holder (i) cannot rely on the applicable interpretations of the staff of the SEC and (ii) will be subject to the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

        Your outstanding notes may not be accepted for exchange if you fail to timely transmit a letter of transmittal in accordance with the terms of the exchange offer.

            To participate in the exchange offer, holders of outstanding notes must transmit a properly completed letter of transmittal, including all other documents required thereby, to the exchange agent at one of the addresses set forth below on or prior to the expiration date. In addition, a holder must (i) timely furnish to the exchange agent either confirmation of a book-entry transfer of such outstanding notes into the exchange agent's account at the DTC pursuant to the procedure for book-entry transfer described herein or (ii) comply with the guaranteed delivery procedures described herein. See "The Exchange Offer."

Risk Factors Relating to the Exchange Notes

        The exchange notes will be effectively subordinated to the debt of our subsidiaries.

        As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the exchange notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the exchange notes or, subject to limited exceptions for tax-sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries' loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. As of December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of exchange notes to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of June 30, 2002, the long-term debt of our subsidiaries was $523.5 million.

        An active trading market for the exchange notes may not develop, and there may be restrictions on resale of the notes.

            Prior to this offering, there has been no trading market for the notes. We cannot assure you that an active trading market for the exchange notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their exchange notes or the price at which holders will be able to sell their exchange notes. Future trading prices of the notes will also depend on many other factors, including, among other things, prevailing interest rates, the market for similar securities, our performance and other factors. We do not intend to apply for listing of the exchange notes on any securities exchange or any automated quotation system.

        Changes in our credit rating or changes in the credit markets could adversely affect the market price of the exchange notes.

            The market price for the exchange notes will be based on a number of factors, including:

our ratings with major credit rating agencies;
the prevailing interest rates being paid by other companies similar to us; and
the overall condition of the financial markets.

            The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price and liquidity of the exchange notes.

            In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the communications industry as a whole and may change their credit rating for us based on their overall view of our industry. See "— Risk Factors Relating to CenturyTel — We could be harmed by the recent adverse developments affecting other communications companies." We cannot be sure that credit rating agencies will maintain their current ratings on the exchange notes. A negative change in our ratings could have an adverse effect on the price of the exchange notes.

USE OF PROCEEDS

            We will not receive any proceeds in connection with the exchange offer.

EARNINGS RATIOS

            Our unaudited ratio of earnings to fixed charges and preferred stock dividends was as indicated below for the periods indicated.

	Year ended December 31,					Six Months ended June 30,

	1997	1998	1999	2000	2001	2002

Ratio of earnings to fixed charges and preferred stock dividends(1)	7.80	3.25	3.75	3.07	3.40	3.06

Ratio of earnings, excluding non-recurring items (2), to fixed charges and preferred stock dividends	4.87	2.95	3.45	3.01	2.57	3.20

Ratio of earnings from continuing operations to fixed charges and preferred stock dividends(1)	5.91	2.18	2.45	2.07	2.00	2.19

Ratio of earnings from continuing operations, excluding non-recurring items (2), to fixed charges and preferred stock dividends	2.98	2.01	2.39	2.12	1.89	2.33

__________________

(1)	For purposes of the chart above, "earnings" consist of income (or income from continuing operations, as applicable) before income taxes and fixed charges, and "fixed charges" include interest expense, including amortized debt issuance costs and preferred stock dividend costs of CenturyTel and its subsidiaries. No interest expense was allocated to discontinued operations for the computation of the ratios from continuing operations. We have assumed that our consolidated preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. We computed those pre-tax earnings using actual tax rates for each period. The ratio of earnings to fixed charges and preferred stock dividends does not differ materially from the ratio of earnings to fixed charges for the periods indicated in the table above.

(2)	Non-recurring items during the periods presented above primarily relate to gains on sales of assets and other non-recurring charges and credits, including, but not limited to, (i) the write-down in the value of certain nonoperating assets or investments, (ii) costs to defend an unsolicited takeover proposal, (iii) costs to settle interest rate hedge contracts and (iv) costs relating to an ice storm in early 2001.

CAPITALIZATION
(Dollars in thousands)

                The following table sets forth the following information as of June 30, 2002:

  our actual consolidated capitalization

  our pro forma consolidated capitalization after giving effect to our recent Verizon acquisitions, wireless operations divestiture and sale of debt securities.

For additional information regarding these transactions, see "Prospectus Summary – CenturyTel - Acquisitions and Dispositions." You should read the following table in conjunction with our consolidated financial statements and unaudited pro forma consolidated condensed financial information, and the notes thereto, incorporated by reference into this prospectus.

		Adjustments

	As of June 30, 2002	Purchase of Alabama Properties(1)	Divestiture of Wireless Operations(2)	Sale of Debt Securities(3)	Purchase of Missouri Properties(4)	Pro Forma for Adjustments

Cash and cash equivalents	$ 302,070	$ (288,000)	$ 687,625	$ 665,000	$ (1,177,000)	$ 189,695

Short-term debt	$ —	$ 432,000	$ (432,000)			$ —
Long-term debt CenturyTel, Inc. 4.85% note, due through 2002	173,375		(173,375)			—
Senior credit facility, due through 2002		300,000	(300,000)			—
Senior notes and debentures
7.75% Series A, due 2004	50,000					50,000
8.25% Series B, due 2024	100,000					100,000
6.55% Series C, due 2005	50,000					50,000
7.20% Series D, due 2025	100,000					100,000
6.15% Series E, due 2005	100,000					100,000
6.30% Series F, due 2008	240,000					240,000
6.875% Series G, due 2028	425,000					425,000
8.375% Series H, due 2010	500,000					500,000
7.75% Series I, remarketable 2002	400,000					400,000
6.02% Series J, due 2007	500,000					500,000
4.75% Series K, due 2032	_			165,000		165,000
7.875% Series L, due 2012	_			500,000		500,000
9.38% notes, due through 2003	7,975					7,975
6.84%(5) Employee Stock Ownership Plan commitment, due in installments through 2004	2,000					2,000
Net unamortized premium and discounts	10,548					10,548
Other	161					161
Total CenturyTel, Inc. Inc	2,659,059	300,000	(473,375)	665,000		3,150,684
Subsidiaries	523,526					523,526
Total long-term debt	3,182,585	300,000	(473,375)	665,000		3,674,210
Less: Current maturities	432,397					432,397
Total long-term debt excluding current maturities	2,750,188	300,000	(473,375)	665,000		3,241,813
Stockholders' equity Common stock, $1.00 par value, 350,000,000 shares authorized, 141,660,660 shares issued and outstanding	141,661					141,661
Paid-in capital	509,939					509,939
Retained earnings	1,800,514		578,154			2,378,668
Unearned ESOP shares	(2,000)					(2,000)
Preferred stock-non-redeemable	7,975					7,975
Total stockholders' equity	2,458,089	—	578,154	—	—	3,036,243
Total capitalization	$ 5,640,674	$ 732,000	$ (327,221)	$ 665,000	$ —	$ 6,710,453

______________________________

(1)	Reflects the $1.020 billion purchase of our Alabama properties from Verizon on July 1, 2002, using cash on hand and borrowings under credit facilities.
(2)	Reflects (i) the reduction in debt utilizing cash proceeds received from the sale of our wireless operations on August 1, 2002 and (ii) the estimated gain on the sale of such operations.
(3)	Reflects our concurrent sale in the third quarter of 2002 of $165 million of debentures and $500 million of senior notes.
(4)	Reflects the $1.177 billion purchase of Missouri properties from Verizon on August 31, 2002, using cash on hand.
(5)	Weighted average interest rate at June 30, 2002.

THE EXCHANGE OFFER

Overview

            Background. The outstanding notes were issued to the initial purchasers on August 26, 2002 (the "issue date") as part of a private offering. The outstanding notes were sold by the initial purchasers to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

            Registration Rights. We entered into a registration rights agreement with the initial purchasers, which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following summary of the registration rights agreement does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, the registration rights agreement.

            In the registration rights agreement, we agreed to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act by January 23, 2003, and keep the exchange offer registration statement effective for not less than 20 business days (or a longer period if required by applicable law or extended by us, at our option) after the date notice of the registered exchange offer is mailed to the holders of the outstanding notes. The exchange notes will have terms substantially identical to the outstanding notes, except as otherwise indicated below.

            In addition, under the circumstances set forth below, we are required to use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the registration statement continuously effective, supplemented and amended as required to permit this prospectus to be usable by holders of outstanding notes for a period of two years after the issue date or, if earlier, when all of the outstanding notes covered by such shelf registration statement (i) have been sold pursuant to the shelf registration statement in accordance with the intended method of distribution thereunder, (ii) become eligible for resale pursuant to Rule 144(k) under the Securities Act, or (iii) cease to have registration rights under the registration rights agreement. These circumstances include:

  Changes in law or applicable interpretations of the staff of the SEC preclude us from effecting a registered exchange offer;

  For any other reason (i) our exchange offer registration statement is not declared effective by January 23, 2003, or (ii) we do not consummate the registered exchange offer within 30 days after the effectiveness of the exchange offer registration statement;

  Upon the request of an initial purchaser who holds outstanding notes within 60 days after the consummation of the exchange offer; or

  Any other holder of outstanding notes notifies us within 20 business days following the consummation of the exchange offer that, based upon the advice of its counsel, it was not eligible to participate in the exchange offer or that it participated in the exchange offer but did not receive exchange notes which are freely tradeable without any limitations or restrictions under the Securities Act.

            If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes.

            Other General Matters. Each holder of outstanding notes who wishes to exchange outstanding notes for exchange notes hereunder will be required to make the following representations:

  Any exchange notes will be acquired in the ordinary course of its business;

  The holder will have no arrangements or understandings with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act;

  The holder is not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of ours or an initial purchaser holding outstanding notes acquired by it and having the status of an unsold allotment in the initial offering and sale of the outstanding notes pursuant to the purchase agreement by and between us and the initial purchasers;

  If the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes;

  Each broker-dealer who receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes; and

  The holder is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

Terms of the Exchange

            We hereby offer to exchange, upon the terms and subject to the conditions set forth herein and in the letter of transmittal, up to $500,000,000 principal amount of exchange notes for up to $500,000,000 principal amount of outstanding notes. The form and terms of the exchange notes are identical in all respects to the terms of the outstanding notes for which they may be exchanged pursuant to the exchange offer, except that (i) the interest on the exchange notes will accrue from the last date on which interest was paid or duly provided for on the outstanding notes or, if no such interest has been paid or duly provided for, from the issue date, (ii) provisions relating to an increase in the stated rate of interest thereon upon the occurrence of a registration default will be eliminated, and (iii) the transfer restrictions on the outstanding notes will be eliminated. The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture pursuant to which such outstanding notes were issued. See "Description of the Notes."

            Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate in the distribution of such exchange notes. However, we do not intend to confirm this treatment with the SEC, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the exchange offer being made hereunder.

            Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, such holder (i) cannot rely on the applicable interpretations of the staff of the SEC and (ii) will be subject to the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

            Each broker-dealer that owns outstanding notes that are acquired for its own account as a result of market-making activities or other trading activities and that receives exchange notes for its own account pursuant to the exchange offer may be an "underwriter" within the meaning of the Securities Act, and must acknowledge that it will deliver a prospectus, in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us). We have agreed that, for a period of 180 days following the consummation of the exchange offer, we will use our best efforts to make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

            Tendering holders of outstanding notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the outstanding notes pursuant to the exchange offer.

            Interest on the exchange notes will accrue from the last date on which interest was paid or duly provided for on the outstanding notes or, if no such interest has been paid or duly provided for, from the issue date. Holders whose outstanding notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the exchange notes, such interest to be payable with the first interest payment on the exchange notes, but will not receive any payment in respect of interest on the outstanding notes accrued after the issuance of the exchange notes.

Expiration Date; Extensions; Termination; Amendments

            The exchange offer expires on the expiration date. The term "expiration date" means 5:00 p.m., New York City time, on                      , 2002, unless in our sole discretion we extend the period during which the exchange offer is open, in which event the term "expiration date" means the latest time and date on which such exchange offer, as so extended, expires. We will be entitled to close the exchange offer 20 business days after the commencement thereof, provided, however, that we have accepted all outstanding notes theretofore validly surrendered in accordance with the terms of the exchange offer. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date. We shall notify Regions Bank (the "Exchange Agent") and each registered holder of the outstanding notes of any extension by press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, unless otherwise required by applicable law or regulation. During any extension of the exchange offer, all outstanding notes previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

            We expressly reserve the right to (i) terminate the exchange offer and not accept for exchange any outstanding notes for any reason, including if any of the events set forth below under "– Conditions to the Exchange Offer" have occurred and have not been waived by us and (ii) amend the terms of the exchange offer in any manner, whether before or after any tender of the outstanding notes. If any such termination or amendment occurs, we will notify the Exchange Agent in writing and will either issue a press release or give written notice to the holders of the outstanding notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m. New York City time, on the expiration date, we will exchange the exchange notes for the related outstanding notes promptly following the expiration date.

            If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of outstanding notes in the manner specified above the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the exchange offer will be extended until the expiration of such period of five business days, unless otherwise required by applicable law.

            This prospectus and the related letter of transmittal and other relevant materials will be mailed by us to record holders of outstanding notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of outstanding notes.

Exchange Offer Procedures

            The tender of outstanding notes to us by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal. Because the outstanding notes were issued as global notes, this prospectus generally assumes that holders will tender their outstanding notes through book-entry transfer, although supplemental information regarding the delivery of certificated notes is also included in the unlikely event that the global notes are exchanged for certificated notes.

            General Procedures. A holder of an outstanding note may tender the note by (i) properly completing and signing the letter of transmittal or a facsimile thereof (it being understood that all references herein to the letter of transmittal will be deemed to include a facsimile thereof) and delivering it, together with a timely confirmation of a book-entry transfer pursuant to the procedure described below, to the Exchange Agent at its address set forth below under "– Exchange Agent" or on prior to the expiration date or (ii) complying with the guaranteed delivery procedures described below.

            If tendered notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange therefor are to be issued (and any untendered outstanding notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm (an "Eligible Institution") that is a member of a recognized signature guarantee medallion program (an "Eligible Program") within the meaning of Rule 17Ad-15 under the Exchange Act. If any notes are to be delivered to an address other than that of the registered holder appearing on the note register for the outstanding notes, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

            Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender outstanding notes should contact such holder promptly and instruct such holder to tender outstanding notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such outstanding notes himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

            THE METHOD OF DELIVERY OF OUTSTANDING NOTES AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE BE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

            Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Exchange Agent will withhold 30% of the gross proceeds otherwise payable to a holder pursuant to the exchange offer if the holder does not provide its taxpayer identification number (social security number of employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to us and the Exchange Agent.

            Book-Entry Transfer. The outstanding notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

            The Exchange Agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the Exchange Agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer.

            If you hold your outstanding notes in the form of book-entry interests and you wish to tender your outstanding notes for exchange pursuant to the exchange offer, you must transmit to the Exchange Agent on or prior to the expiration date either: (i) a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the Exchange Agent at the address set forth below under "– Exchange Agent" or (ii) a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the Exchange Agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

            In addition, in order to deliver outstanding notes held in the form of book-entry interests a holder must (i) timely furnish to the exchange agent a confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC prior to the expiration date or (ii) comply with the guaranteed delivery procedures described below.

            Guaranteed Delivery Procedures. If a holder desires to accept the exchange offer but is unable to deliver all required documentation or to obtain confirmation of a book-entry transfer before the expiration date, a tender may be effected if the Exchange Agent has received at the address specified below under "– Exchange Agent" on or prior to the expiration date a letter or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the outstanding notes are registered and, if possible, the certificate number of the outstanding notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter or facsimile transmission by the Eligible Institution, the outstanding notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless outstanding notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery, which may be used by Eligible Institutions for the purposes described in this paragraph, are being delivered with this prospectus and the related letter of transmittal.

            Other Matters. A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed letter of transmittal accompanied by the outstanding notes or a timely book-entry confirmation is received by the Exchange Agent. Issuances of exchange notes in exchange for outstanding notes tendered pursuant to a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered notes or a timely book-entry confirmation.

            All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of outstanding notes will be determined by us, whose determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders not in proper form or the acceptance of which, or exchange for which, may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer or any defects or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding. No tender of outstanding notes will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

            Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such exchange notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Terms and Conditions of the Letter of Transmittal

            The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

  The party tendering outstanding notes for exchange (the "transferor") exchanges, assigns and transfers the outstanding notes to us and irrevocably constitutes and appoints the Exchange Agent as the transferor's agent and attorney-in-fact to cause the outstanding notes to be assigned, transferred and exchanged.

  The transferor represents and warrants that it has full power and authority to tender, exchange, sell, assign and transfer the outstanding notes, and that, when they are accepted for exchange, we will acquire good, marketable and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions, changes and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us or the Exchange Agent to be necessary or desirable to complete the exchange, assignment and transfer of tendered outstanding notes. The transferor agrees that all authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such transferor.

  If the transferor is not a broker-dealer, it represents that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. If the transferor is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes, it represents that the outstanding notes to be tendered were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes; however, by so acknowledging and by delivering a prospectus, the transferor will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Withdrawal Rights

            Outstanding notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.

            For a withdrawal to be effective, a written or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at its address set forth below under "- Exchange Agent" on or prior to the expiration date. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered outstanding notes to be withdrawn, the certificate numbers of outstanding notes to be withdrawn, the aggregate principal amount of outstanding notes to be withdrawn (which must be an authorized denomination), that such holder is withdrawing his election to have such outstanding notes exchanged, and the name of the registered holder of such outstanding notes, if different from that of the person who tendered such outstanding notes. Additionally, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of outstanding notes tendered for the account of an Eligible Institution). The Exchange Agent will return any properly withdrawn certificated notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be final and binding on all parties.

            If outstanding notes have been tendered pursuant to the procedures for book entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written or facsimile transmission.

            Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time on or prior to the expiration date by following any of the procedures described herein.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

            Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of outstanding notes validly tendered and not withdrawn and the issuance of the exchange notes will be made promptly following the expiration date. For the purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered outstanding notes when, as and if we have given notice thereof to the Exchange Agent.

            The Exchange Agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving exchange notes from us and causing the outstanding notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted outstanding notes will be made by the Exchange Agent promptly after acceptance of the tendered outstanding notes. Certificated notes not accepted for exchange by us will be returned without expense to the tendering holders or in the case of outstanding notes tendered by book-entry transfer into the Exchange Agent's account at DTC promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is so terminated.

Conditions to the Exchange Offer

            Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to issue exchange notes in respect of any properly tendered outstanding notes not previously accepted and may terminate the exchange offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a press release) or, at our option, modify or otherwise amend the exchange offer, if (i) the exchange offer, or the making of any exchange by a holder of an outstanding note, would violate applicable law or any applicable interpretation of the staff of the SEC, (ii) an action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, or (iii) the holders of outstanding notes fail to tender the outstanding notes to us in accordance with the exchange offer.

            The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

            Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

            In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes, if at such time any stop order shall be threatened or in effect with respect to (i) the registration statement of which this prospectus constitutes a part or (ii) the qualification under the Trust Indenture Act of 1939 (the "Trust Indenture Act") of the indenture pursuant to which such outstanding notes were issued.

Exchange Agent

            Regions Bank has been appointed as the Exchange Agent of the exchange offer. All executed letters of transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:
By Mail/Hand Delivery/Overnight Delivery: Regions Bank, Corporate Trust Department 2nd Floor, Regions Tower 60 Commerce Street Montgomery, AL 36104 Attn: Robert B. Rinehart Jo Ann Mayfield	By Registered or Certified Mail: Regions Bank, Corporate Trust Department 2nd Floor, Regions Tower 60 Commerce Street Montgomery, AL 36104 Attn: Robert B. Rinehart Jo Ann Mayfield
Via Facsimile (for eligible institutions only): (334) 230-6150
Confirm by telephone: (334) 230-6119
For Information Call: (334) 230-6119

            DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH HEREIN, OR TRANSMISSIONS OF INSTRUCTIONS VIA FACSIMILE NUMBER OTHER THAN THE ONES SET FORTH HEREIN, WILL NOT CONSTITUTE A VALID DELIVERY.

Solicitations of Tenders; Expenses

            We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. We will pay the expenses to be incurred in connection with the exchange offer, including the fees and expenses of the Exchange Agent and printing, accounting and legal fees.

Accounting Treatment

            The exchange notes will be recorded at the same carrying value as the outstanding notes, which is the principal amount as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized.

Appraisal Rights

            Holders of outstanding notes will not have dissenters' rights or appraisal rights in connection with the exchange offer.

Other

            Participation in the exchange offer is voluntary and holders should carefully consider whether to accept. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

            Upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of the outstanding notes who do not tender their certificates in the exchange offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the indenture pursuant to which the outstanding notes were issued, except for any rights under the registration rights agreement which terminate as a result of the making of this exchange offer. All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and the indenture. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the outstanding notes could be adversely affected. See "Risk Factors—Risk Factors Relating to the Exchange Offer—Outstanding notes not exchanged for exchange notes will continue to be subject to restrictions on transfer and may become less liquid."

            We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any outstanding notes that are not tendered in the exchange offer.

DESCRIPTION OF THE NOTES

            The outstanding notes were issued as a separate series of senior debt securities under an indenture, dated as of March 31, 1994, between us and Regions Bank (successor-in-interest to First American Bank and Trust of Louisiana and Regions Bank of Louisiana), as trustee (the "indenture"). As described under "The Exchange Offer— Overview— Registration Rights," we agreed to file the registration statement of which this prospectus forms a part to permit holders to exchange the outstanding notes for publicly registered exchange notes having substantially identical terms, except principally for certain provisions relating to additional interest and transfer restrictions. The outstanding notes and the exchange notes will constitute a single series of securities under the indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the indenture.

            The following summary does not purport to be complete, and is subject to, and qualified in its entirety by reference to, all the provisions of the notes and the indenture. We urge you to read the notes and the indenture, which we have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part, because they, and not this description, define your rights as holders of the notes.

General

            The notes will be limited initially to $500 million aggregate principal amount, but we may "reopen" the series of notes at any time without the consent of the noteholders and issue additional debt securities with the same terms (except the issue price and issue date) that will constitute a single series with the notes. The notes will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiples of $1,000.

            The notes will mature on August 15, 2012, unless redeemed prior to that date, as described under "— Optional Redemption." Interest on the notes will accrue at the rate of 7.875% per year and will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay interest on the notes semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2003, to the registered holders of the notes on the preceding February 1 and August 1, respectively.

            If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the required payment of principal, premium, if any, and interest will be made on the next succeeding business day as if made on the date that the payment was due, and no interest will accrue on the amount so payable for the period from and after the interest payment date, maturity date or redemption date, as the case may be, to the date of that payment on the next succeeding business day.

            We do not intend to apply for the listing or quotation of the notes on any securities exchange or market.

Ranking

            The notes are our senior unsecured obligations. The notes rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of senior debt securities that we may issue thereunder. As of June 30, 2002, we had approximately $2.7 billion of unsecured and unsubordinated debt that would have ranked equally with the notes, including almost $2.5 billion aggregate principal amount of senior debt securities issued under the indenture.

            As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the notes or, subject to limited exceptions for tax sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries' loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. At December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of notes to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of June 30, 2002, the long-term debt of our subsidiaries was $523.5 million.

Optional Redemption

            The notes are redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

  100% of the principal amount of the notes to be redeemed; and

  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 35 basis points.

In each case we will pay any accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

            "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

            "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

            "Independent Investment Banker" means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

            "Reference Treasury Dealer" means each of Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wachovia Securities, Inc. and their respective successors, and one other firm that is a primary U.S. Government securities dealers (each, a "Primary Treasury Dealer") which we specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

            "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

            "Treasury Rate" means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

            Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the amount of notes to be redeemed, the redemption date, the redemption price and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date.

            If we choose to redeem less than all of the notes, we will notify the trustee at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of notes to be redeemed and the redemption date. The trustee will select by lot, or in such other manner it deems fair and appropriate, the notes to be redeemed in part.

            If we have given notice as provided in the indenture and funds for the redemption of any notes (or any portion thereof) called for redemption will have been made available on the redemption date referred to in such notice, those notes (or any portion thereof) will cease to bear interest on that redemption date and the only right of the holders of those notes will be to receive payment of the redemption price.

            The notes are not be subject to, and do not have the benefit of, a sinking fund.

Merger and Consolidation

            We may not consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of our assets to, another corporation, unless (1) we agree to obtain a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume our obligations under all outstanding senior debt securities, including the notes, issued under the indenture and (2) the surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia.

Limitations on Liens

            The indenture provides that we will not, while any of the senior debt securities under the indenture remain outstanding (including the notes), create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (which we collectively refer to below as liens) upon our property, whether now owned or hereafter acquired, unless we shall secure the senior debt securities then outstanding, including the notes, by such lien equally and ratably with all obligations and indebtedness thereby secured so long as such obligations and indebtedness remain so secured. Notwithstanding the foregoing, the indenture will not restrict us from creating or suffering to exist various types of liens permitted in the indenture, including the following:

  liens upon property hereafter acquired by us or liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property;

  liens on the stock of a corporation that, when such liens arise, concurrently becomes our subsidiary, or liens on all or substantially all of the assets of a corporation arising in connection with our purchase thereof;

  liens for taxes and similar levies, deposits to secure performance or obligations under certain specified circumstances and laws, mechanics' liens and similar liens arising in the ordinary course of business, liens created by or resulting from legal proceedings being contested in good faith, certain specified zoning restrictions and other restrictions on the use of real property, interests of lessors in property subject to any capitalized lease, and certain other similar liens generally arising in the ordinary course of business;

  liens existing on the date of the indenture; and

  liens that replace, extend or renew any lien otherwise permitted under the indenture.

            The restrictions in the indenture described above would not protect the note holders in the event of a highly leveraged transaction in which unsecured indebtedness was incurred or in which the liens arising in connection therewith were freely permitted under the indenture, nor would it afford protection in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by our subsidiaries. In the event of one or more highly leveraged transactions in which we incurred secured indebtedness, however, these provisions would require the notes to be secured equally and ratably with such indebtedness, subject to the exceptions described above.

Events of Default

            The indenture provides that an Event of Default means that one or more of the following events has occurred and is continuing with respect to senior debt securities of a particular series outstanding under the indenture, including the notes:

  failure for 30 business days to pay interest on the senior debt securities of that series when due;

  failure to pay principal of (or premium, if any, on) the senior debt securities of that series when due (whether at maturity, upon redemption, by declaration or otherwise) or to make any sinking or analogous fund payment with respect to that series unless caused solely by a wire transfer malfunction or similar problem outside our control;

  failure to observe or perform any other covenant of that series for 60 days after written notice is given to us by the trustee with respect thereto; or

  certain events relating to bankruptcy, insolvency or reorganization.

            No Event of Default with respect to the senior debt securities of a particular series necessarily constitutes an Event of Default with respect to the senior debt securities of any other series issued under the indenture.

            If an Event of Default shall occur and be continuing with respect to any series and if it is known to the trustee, the trustee is required to mail to each holder of that series a notice of the Event of Default within 90 days of such default.

            Upon the occurrence of an Event of Default with respect to any series, the trustee or the holders of not less than 25% in aggregate outstanding principal amount of that series, by notice in writing to us (and to the trustee if given by such holders), may declare the principal of all senior debt securities of that series due and payable immediately, but the holders of a majority in aggregate outstanding principal amount of such series may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with the trustee before any judgment or decree for such payment has been obtained or entered.

            Holders of senior debt securities may not enforce the indenture except as provided therein. Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of the affected series, unless, among other things, the holders shall have offered the trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the indenture, the holders of a majority in aggregate principal amount of the senior debt securities of such series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such series. The holders of a majority in aggregate principal amount of the then outstanding senior debt securities of any series affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the debt securities of that series or a call for redemption of the debt securities of that series.

            We will be required to furnish to the trustee annually a statement regarding our performance of certain of our obligations under the indenture.

Discharge and Defeasance

            We may discharge our obligations with respect to any series of our senior debt securities outstanding under the indenture, including the notes, subject to certain exceptions, if at any time:

(1)	we deliver to the trustee for cancellation all outstanding senior debt securities of that series and for which payment in moneys or U.S. government obligations has been deposited in trust by us, or

(2)

all outstanding senior debt securities of that series not previously delivered to the trustee for cancellation by us shall have become due and payable or are to become due and payable or called for redemption within one year and we have deposited with the trustee the entire amount in moneys or U.S. government obligations sufficient, without reinvestment, to pay at maturity or upon redemption the outstanding senior debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay or cause to be paid all other sums payable thereunder with respect to that series.

Modification of the Indenture

            The indenture contains provisions permitting us, when authorized by a board resolution, and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the senior debt securities of any series at the time outstanding and affected by such modification, including the notes, to modify the indenture or any supplemental indenture affecting that series. However, no such modification may:

(1)

extend the fixed maturity of any senior debt securities of any series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of the holder of each debt security so affected, or

(2)

reduce the aforesaid percentage of senior debt securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holder of each senior debt security then outstanding and affected thereby.

            CenturyTel and the trustee may execute, without the consent of any holder of senior debt securities, including the notes, a supplemental indenture for certain other usual purposes, including the following:

  creating a new series of senior debt securities;

  evidencing the assumption by any successor to CenturyTel of our obligations under the indenture;

  adding covenants to the indenture for the protection of the holders of senior debt securities;

  curing any ambiguity or inconsistency in the indenture, or making other provisions as shall not adversely affect the interests of the holders of the senior debt securities of any series; or

  changing or eliminating any provisions of the indenture provided that there is no outstanding senior debt security of any series created prior to such change that benefits therefrom.

Form, Registration and Transfer

            The outstanding notes have been and the exchange notes will be issued in fully registered form. The trustee will act as the registrar of the notes. No service charge will be made for any registration of transfer or exchange of notes, or issue of new notes in the event of a partial redemption, but we may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Payment and Paying Agents

            Payment of principal of, or premium, if any, and interest on the notes will be made in U.S. dollars at the principal office of our paying agent or, at our option, by check in U.S. dollars mailed or delivered to the person in whose name such exchange note is registered. Subject to certain exceptions provided for in the indenture, payment of any installment of interest on the notes will be made to the person in whose name such exchange note is registered at the close of business on the record date established under the indenture for the payment of interest.

            The trustee acts as our sole paying agent and 1500 North 18th Street, Monroe, Louisiana, is designated as the agent's office for purposes of payments with respect to the notes. We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in the Borough of Manhattan, City and State of New York, or Monroe, Louisiana.

            Any money set aside by us for the payment of principal of, or premium, if any, or interest on any exchange note that remains unclaimed two years after such payment has become due and payable will be repaid to us on May 31 following the expiration of the two-year period and the holder of the exchange note may thereafter look only to us for payment thereof.

Replacement of Notes

            We will replace any note that becomes mutilated, destroyed, lost or stolen at the expense of the holder. The holder should deliver the note or satisfactory evidence of the destruction, loss or theft thereof to us and the trustee. An indemnity satisfactory to us and the trustee may be required before a replacement security will be issued.

Concerning the Trustee

            The trustee, prior to the occurrence of an Event of Default, undertakes to perform only such duties as are specifically set forth in the indenture and, after the occurrence of an Event of Default, will exercise the same degree of care as a prudent person would exercise in the conduct of such person's own affairs. Subject to such provision, the trustee is not required to exercise any of the rights or powers vested in it by the indenture at the request, order or direction of any note holders, unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby. The trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it. We will pay the trustee reasonable compensation and reimburse it for reasonable expenses incurred in accordance with the indenture.

            The trustee may resign with respect to the notes and a successor trustee may be appointed to act with respect to the notes.

            Regions Bank is trustee under the indenture relating to our Series A, B, C, D, E, F, G, H, I, J, K and L senior debt securities. Regions Bank also serves as trustee for one of our employee benefit plans and provides revolving credit and other traditional banking services to CenturyTel.

Governing Law

            The notes and the indenture are governed by, and construed in accordance with, the laws of the State of Louisiana.

Global Notes and Book-Entry System

            The exchange notes will be in book-entry form, will be represented by a single, permanent global certificate in fully registered form without interest coupons and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. or another nominee designated by DTC.

            We will issue exchange notes in certificated form (the "certificated notes") to DTC for owners of beneficial interests in a global note if:

  DTC notifies us that it is unwilling or unable to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a "clearing agency" under the Exchange Act;

  an Event of Default relating to the exchange notes occurs; or

  we decide in our sole discretion to terminate the use of the book-entry system for the exchange notes through DTC.

            DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of The New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

            Purchases of global notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the global notes on DTC's records. The beneficial interest of each actual purchaser of each global note (a "Beneficial Owner") is in turn to be recorded on the records of the respective Direct Participant and Indirect Participant. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the global notes are to be effected by entries made on the books of Direct Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in global notes, except in the event that use of the book-entry system for the global notes is discontinued.

            To facilitate subsequent transfers, all global notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or any other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the global notes; DTC's records reflect only the identity of the Direct Participants to whose accounts those global notes are credited, which may or may not be the Beneficial Owners. The Direct Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

            Payments of the principal of, premium, if any, and interest and additional interest, if any, on the exchange notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owners and holder of the global notes.

            Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

            Neither DTC nor Cede & Co. (or any other nominee of DTC) will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the global notes are credited on the record date (identified in a listing attached to the Omnibus Proxy). Principal, premium, if any, and interest payments in respect of the global notes will be made to Cede & Co. or any other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of each such Direct or Indirect Participant and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal, premium, if any, and interest payments in respect of the global notes to Cede & Co. (or other nominee requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

            The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to those persons may be limited. In addition, because DTC can act only on behalf of Direct Participants, which, in turn, act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

            The following general discussion of certain U.S. federal income tax considerations relating to the exchange notes applies to you if you acquired the outstanding notes at the original issue price within the meaning of Section 1273 of the Internal Revenue Code of 1986 and hold or will hold the notes as a "capital asset" within the meaning of Section 1221 of the Code. This discussion is based on the Internal Revenue Code of 1986, Treasury Regulations promulgated thereunder, administrative positions of the Internal Revenue Service and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations.

            We have not sought a ruling from the IRS with respect to the U.S. federal income tax consequences of the exchange offer or the acquiring, holding or disposing of an exchange note. There can be no assurance that the IRS will not challenge one or more of the conclusions described herein.

            This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (such as a person subject to the alternative minimum tax provisions of the Code). In addition, it is not intended to be wholly applicable to all categories of investors, some of which (like dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding a note as part of a "straddle," hedge," conversion transaction" or other risk reduction transaction and persons who have a "functional currency" other than the U.S. dollar) may be subject to special rules.

            This discussion does not address any aspect of state, local or foreign law, or U.S. federal estate and gift tax law nor does it address exchange notes held through a partnership or other pass-through entity.

            We advise you to consult with your tax advisers regarding the federal, state, local and foreign tax consequences of acquiring, holding and disposing of the exchange notes in light of your own particular circumstances.

        The following general discussion is limited to certain United States federal income tax consequences to a holder of an exchange note that is a "U.S. Holder." For purposes of this discussion, a "U.S. Holder" is a beneficial owner of an exchange note that for U.S. federal income tax purposes is:

  a citizen or resident of the Code of the United States;

  a corporation (or an entity treated as a corporation) created or organized in or under the laws of the United States, any state or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Taxation of Stated Interest on the Exchange Notes

            Generally, payments of stated interest on an exchange note will be includible in a holder's gross income and taxable as ordinary income for U.S. federal income tax purposes at the time such interest is paid or accrued in accordance with the holder's regular method of tax accounting.

Sale, Exchange or Retirement of an Exchange Note

            Each holder generally will recognize capital gain or loss upon a sale, exchange or retirement of an exchange note measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that the cash or other property received in respect of an exchange note is attributable to the payment of accrued interest on the exchange note not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in the exchange note. The gain or loss will be long-term capital gain or loss if the exchange note has been held for more than one year at the time of the sale, exchange or retirement. A holder's initial basis in an exchange note generally will be the amount paid for the exchange note.

            Prospective investors will be aware that the resale of an exchange note may be affected by the "market discount" rules of the Code, under which a portion of any gain realized on the retirement or other disposition of an exchange note by a subsequent holder that acquires the exchange note at a market discount generally would be treated as ordinary income to the extent of the market discount that accrues while that holder holds the exchange note.

Exchange Offer

            Because the exchange notes should not differ materially in kind or extent from the outstanding notes, your exchange of outstanding notes for exchange notes should not constitute a taxable disposition of the outstanding notes for U.S. federal income tax purposes. As a result, you should not recognize taxable income, gain or loss on such exchange, your holding period for the exchange notes should generally include the holding period for the notes so exchanged, and your adjusted tax basis in the exchange notes should generally be the same as your adjusted tax basis in the notes so exchanged.

Information Reporting and Backup Withholding

            A holder of an exchange note may be subject, under certain circumstances, to information reporting and "backup withholding" at a rate of 30% with respect to certain "reportable payments," including interest on or principal (and premium, if any) of a note and the gross proceeds from a disposition of an exchange note. The backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to properly report the receipt of interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder is not subject to backup withholding. A holder who does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Backup withholding will not apply with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. We will report annually to the IRS and to each holder of an exchange note the amount of any "reportable payments" and the amount of tax withheld, if any, with respect to those payments.

            Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or as a credit against that holder's U.S. federal income tax liability, provided the requisite procedures are followed.

PLAN OF DISTRIBUTION

            Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of exchange notes received in exchange for outstanding notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

            Notwithstanding the foregoing, we are entitled under the registration rights agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

  the SEC or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

  the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

  we receive notification of the suspension of the qualification of the exchange notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

  the suspension is required by law;

  we determine that an amendment to the registration statement is appropriate; or

  an event occurs or we discover any fact or condition that makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

            If we suspend the use of this prospectus, the 180-day period referred to above will be extended by the number of days equal to the period of the suspension.

            We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those exchange notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

            We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and will indemnify holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act or contribute to payments that they may be required to make in request thereof.

LEGAL MATTERS

            The validity of the exchange notes have been passed upon for CenturyTel by Jones, Walker, Waechter, Poitevent, Carrére & Denégre, L.L.P., New Orleans, Louisiana.

EXPERTS

            The consolidated financial statements and related financial statement schedules of CenturyTel, Inc. and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, included in CenturyTel, Inc.'s current report on Form 8-K dated March 19, 2002 and filed with the SEC on August 13, 2002, have been incorporated by reference herein and in the Registration Statement, in reliance upon the reports of KPMG LLP, independent accountants, also incorporated by reference herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

            The special purpose financial statements of Verizon's Alabama Operations and Verizon's Missouri Operations as of December 31, 2001, and for year then ended included in CenturyTel, Inc.'s current report on Form 8-K dated August 1, 2002 filed on August 13, 2002, and August 31, 2002 and filed with the SEC on October 8, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Ernst & Young LLP, independent accountants, also incorporated by reference herein and in the registration statement, and upon the authority of such firm as experts in accounting and auditing.

[CenturyTel, Inc.'s Logo
Here]

Offer to Exchange
$500,000,000 Registered 7.875% Senior Notes, Series L, due 2012
for
All Outstanding Unregistered 7.875% Senior Notes, Series L, Due 2012

 PROSPECTUS

October [ ], 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

              Item 20.     Indemnification of Directors and Officers.

            Section 83 of the Louisiana Business Corporation Law provides in part that we may indemnify any of our directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by us or in our right) if such action arises out of his acts on our behalf and he acted in good faith not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. We have the power to obtain and maintain insurance, or to create a form of self-insurance, on behalf of any person who is or was acting for us, regardless of whether we have the legal authority to indemnify the insured person against such liability.

            Article II, Section 10 of our by-laws (the "indemnification by-law") provides for mandatory indemnification for our current or former directors and officers to the fullest extent permitted by Louisiana law.

            Our articles of incorporation authorize us to enter into contracts with directors and officers providing for indemnification to the fullest extent permitted by law. We have entered into indemnification contracts providing contracting directors or officers the procedural and substantive rights to indemnification currently set forth in the indemnification by-law ("indemnification contracts"). The right to indemnification provided by an indemnification contract applies to all covered claims, whether such claims arose before or after the effective date of the contract.

            We maintain an insurance policy covering the liability of our directors and officers for actions taken in their official capacity. The indemnification contracts provide that, to the extent insurance is reasonably available, we will maintain comparable insurance coverage for each contracting party as long as he serves as an officer or director and thereafter for so long as he is subject to possible personal liability for actions taken in such capacities. The indemnification contracts also provide that if we do not maintain comparable insurance, we will hold harmless and indemnify a contracting party to the full extent of the coverage that would otherwise have been provided for his benefit.

            Item 21.     Exhibits and Financial Statement Schedules.

(a)          Exhibits

            The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

(b)        Financial Statement Schedules

             None.

            Item 22.    Undertakings.

            (a)           The undersigned registrant hereby undertakes:

(1)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(2)

To supply by means of a post-effective amendment all information concerning a transaction, and CenturyTel being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(3)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b)            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrants in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

**********

SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, CenturyTel, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroe, State of Louisiana, on  October 9, 2002.
CenturyTel, Inc.

By: /s/ Glen F. Post, III
Glen F. Post, III
Chairman of the Board of
Directors and Chief Executive Officer

POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Glen F. Post, III, R. Stewart Ewing, Jr. and Harvey P. Perry, or any of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Glen F. Post, III	Chairman of the Board	October 9, 2002
Glen F. Post, III	of Directors and
Chief Executive Officer
(Principal Executive Officer)

/s/ R. Stewart Ewing, Jr.	Executive Vice President and	October 9, 2002
R. Stewart Ewing, Jr.	Chief Financial Officer
(Principal Financial Officer)

/s/Neil A. Sweasy	Vice President and Controller	October 9, 2002
Neil A. Sweasy	(Principal Accounting Officer)

/s/ Harvey P. Perry	Director	October 9 2002
Harvey P. Perry

Jim D. Reppond	Director	October 9 2002

/s/William R. Boles, Jr.	Director	October 9, 2002
William R. Boles, Jr.

/s/Ernest Butler, Jr.	Director	October 9 2002
Ernest Butler, Jr.

/s/Calvin Czeschin	Director	October 9, 2002
Calvin Czeschin

/s/James B. Gardner	Director	October 9, 2002
James B. Gardner

/s/W. Bruce Hanks	Director	October 9, 2002
W. Bruce Hanks

/s/R. L. Hargrove, Jr.	Director	October 9, 2002
R. L. Hargrove, Jr.

/s/Johnny Hebert	Director	October 9, 2002
Johnny Hebert

/s/F. Earl Hogan	Director	October 9, 2002
F. Earl Hogan

/s/C. G. Melville, Jr.	Director	October 9, 2002
C. G. Melville, Jr.

	Director	October 9, 2002
Virginia Boulet

EXHIBIT INDEX
Exhibit No.	Exhibit
2.1

Asset Purchase Agreement, dated as of October 22, 2001, between GTE Midwest Incorporated (d/b/a Verizon Midwest) and CenturyTel of Missouri, LLC (incorporated by reference to Exhibit 2(a) of CenturyTel's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

2.2

Asset Purchase Agreement, dated as of October 22, 2001, between Verizon South, Inc., Contel of the South, Inc. (d/b/a Verizon Mid-States) and CenturyTel of Alabama, LLC (incorporated by reference to Exhibit 2(b) of CenturyTel's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

2.3

Stock Purchase Agreement, dated as of March 19, 2002, between CenturyTel, Inc. and Alltel Communications, Inc. (incorporated by reference to Exhibit 2.1 of CenturyTel's Current Report on Form 8-K filed with the SEC on March 22, 2002).

3.1

Amended and Restated Articles of Incorporation of CenturyTel, dated as of May 6, 1999 (incorporated by reference to Exhibit 3(i) to CenturyTel's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

3.2	By-laws of CenturyTel as amended through November 18, 1999 (incorporated by reference to Exhibit 3(ii) of CenturyTel's Annual Report on Form 10-K for the year ended December 31, 1999).
4.1

Indenture dated as of March 31, 1994 between CenturyTel and Regions Bank (successor-in-interest to First American Bank & Trust of Louisiana and Regions Bank of Louisiana), as Trustee (incorporated by reference to Exhibit 4.1 of CenturyTel's registration statement on Form S-3, File No. 33-52915).

4.2	Board resolutions designating the terms and conditions of the notes described herein.*
4.3	Form of the notes described herein (included within Exhibit 4.2).*
4.4

Exchange and Registration Rights Agreement dated as of August 26, 2002 by and among CenturyTel and Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wachovia Securities, Inc., as representatives of the initial purchasers named therein.*

5.1	Opinion of Jones, Walker, Waechter, Poitevent, Carrére & Denégre, L.L.P.*
12.1	Statement regarding computation of ratio of earnings to fixed charges.*
23.1	Consent of KPMG LLP.*
23.2	Consent of Ernst & Young LLP.*
23.3	Consent of Jones Walker, Waechter, Poitevent, Carrére & Denégre, L.L.P. (included in Exhibit 5.1).
24.1	Power of Attorney with respect to directors of CenturyTel, Inc. (included on the signature pages of this registration statement filed on October 10, 2002).
25.1	Statement of Eligibility of Trustee on Form T-1.*
99.1	Form of letter of transmittal to be used in connection with the exchange offer described herein.*
99.2	Form of notice of guaranteed delivery to be used in connection with the exchange offer described herein.*

_______________

* Filed herewith.